Aesthetic Medical International Holdings Group Ltd

October 23, 2024

VIA EDGAR

Mr. Conlon Danberg

Ms. Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aesthetic Medical International Holdings Group Ltd

Form 20-F for the Year Ended December 31, 2023

Filed April 25, 2024

File No. 001-39088

Dear Mr. Danberg and Ms. Sawicki:

Aesthetic Medical International Holdings Group Ltd (the “Company,” “we,” “us,” “our company” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 25, 2024 regarding its annual report on Form F-20 for the fiscal year ended December 31, 2023 (the “FY2023 Form 20-F”) filed on April 25, 2024. For ease of reference, we have repeated the Staff’s comments in bold in this response letter and numbered them accordingly. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the FY2023 Form 20-F. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

1.	We note your response to previous comment 1 but are unable to agree that the legal risks associated with being in and having operations in mainland China do not apply to your operations in Hong Kong at the current stage. Specifically, please highlight the risk that the PRC government may intervene or influence your operations in Hong Kong at any time, which could result in a material change in your operations and/or the value of your securities or otherwise revise your statement regarding the legal and operational risks so that it is clear that the legal and operational risks associated in operating in the PRC apply to your present operations in Hong Kong.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on August 27, 2024, on page 4 and page 27 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 4 under the section titled “Summary Risk Factors”:

Risks relating to doing business in the PRC

•	The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. We operate through our subsidiaries in mainland China, Hong Kong, the British Virgin Islands and the United States. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For details, see “Risk Factors - The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.” of this annual report on page 27;

Page 27 under “Item 3. Key Information—D. Risk Factors—Risks relating to doing business in the PRC”:

“The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

The PRC government has significant authority to intervene or exert influence on ~~the~~ our business operations ~~conducted in China~~ in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. We operate through our subsidiaries in mainland China, Hong Kong, the British Virgin Islands and the United States.”

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The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions or further comments, please do not hesitate to contact the Company at (+86) 139-2862-0496. If you have further comments, we would appreciate it if you would forward them by electronic mail to us at toby@pengai.com.cn or by phone.

Very truly yours,

/s/ Zhang Chen
Zhang Chen
Chairman